The Dayton Power and Light Company

 1065 Woodman Drive

Dayton, Ohio 45432

June 11, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Mr. Michael Kennedy

Re: Registration Statement on Form S-4 (File No. 333-195315)

Dear Mr. Kennedy:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, The Dayton Power and Light Company, an Ohio corporation (the “Registrant”), respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-195315), filed by the Registrant on April 16, 2014 and amended on June 5, 2014 and June 11, 2014, be accelerated by the Securities and Exchange Commission (the “Commission”) to June 12, 2014 at 4:00 p.m. Eastern Daylight Time or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that they be notified of such effectiveness by a telephone call to Richard Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-4112 and that such effectiveness also be confirmed in writing.

Very truly yours,

THE DAYTON POWER AND LIGHT COMPANY

By: /s/ Michael S. Mizell

Michael S. Mizell

Senior Vice President and General Counsel